Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each

The Company was notified on 5 March 2009 of the following transactions by Directors and Persons Discharging Managerial Responsibility (“PDMRs”):

On 4 March 2009, the following individuals acquired ordinary shares in the capital of the Company under the 2008-2009 cycle of the Company’s Bonus Share Retention Plan (“BSRP”) at a price of £5.43 per share:

Todd Stitzer	344,123 shares
Trevor Bond James Cali Jim Chambers Tony Fernandez Marcos Grasso Anand Kripalu Lawrence MacDougall David Macnair Tamara Minick-Scokalo Bharat Puri Mark Reckitt Henry Udow Chris Van Steenbergen	71,856 shares 31,563 shares 96,446 shares 32,148 shares 39,560 shares 14,303 shares 9,153 shares 111,694 shares 44,622 shares 14,060 shares 84,968 shares 135,238 shares 51,695 shares

Subject to certain service and performance related conditions being met, these individuals also acquired on 4 March 2009 an additional interest in shares under the Plan; some or all of this additional interest will vest, to the extent those conditions are met, on 4 March 2012.

The Company was notified on 6 March 2009 of the following transactions by Directors and PDMRs:

On 4 March 2009, the following individuals acquired ordinary shares in the capital of the Company, being the service and performance related elements of the awards made under the 2005-2006 cycle of the Company’s BSRP, which vested on 4 March 2009:

Ken Hanna Todd Stitzer	53,193 shares 84,211 shares
Amit Banati Trevor Bond Jim Chambers Marcos Grasso Anand Kripalu David Macnair Bharat Puri Mark Reckitt Henry Udow Chris Van Steenbergen	8,013 shares 17,252 shares 26,798 shares 7,493 shares 1,532 shares 28,903 shares 1,552 shares 20,288 shares 34,149 shares 15,411 shares

These shares were acquired for nil consideration.

On 4 March 2009, the following individuals disposed of ordinary shares in the capital of the Company which vested on 4 March 2009 under the 2005-2006 cycle of the Company’s BSRP, the price received in each case being £5.01 per share:

Ken Hanna Todd Stitzer	130,633 shares 206,807 shares
Amit Banati Trevor Bond Jim Chambers Marcos Grasso Anand Kripalu David Macnair Mark Reckitt Henry Udow Chris Van Steenbergen	19,680 shares
39,009 shares
65,812 shares
18,402 shares
3,012 shares
28,570 shares
17,055 shares
14,264 shares
21,971 shares (includes deferred shares from the
2002-2003 cycle which vested on 4 March 2009)

On 4 March 2009, the following individuals acquired ordinary shares in the capital of the Company as a result of maturity of awards made under the Company’s Long Term Incentive Plan (“LTIP”). These include dividend shares received from the 2004-2006 cycle previously deferred into trust and vesting of the 2003-2005 and 2006-2008 cycles:

Ken Hanna Todd Stitzer	81,943 shares 130,867 shares
Amit Banati Trevor Bond Jim Chambers Marcos Grasso Anand Kripalu David Macnair Tamara Minick-Scokalo Bharat Puri Mark Reckitt Henry Udow Chris Van Steenbergen	8,150 shares 21,881 shares 32,256 shares 12,625 shares 7,265 shares 32,775 shares 20,433 shares 8,550 shares 23,095 shares 38,542 shares 20,928 shares

These shares were acquired for nil consideration.

On 4 March 2009, the following individuals disposed of ordinary shares in the capital of the Company which vested under the 2003-2005, 2004-2006 and 2006-2008 cycles of the Company’s LTIP on 4 March 2009, the price received in each case being £5.01 per share:

Ken Hanna Todd Stitzer	124,817 shares 203,834 shares
Amit Banati Trevor Bond Jim Chambers Marcos Grasso Anand Kripalu David Macnair Tamara Minick-Scokalo Mark Reckitt Henry Udow Chris Van Steenbergen	11,906 shares 32,720 shares 32,256 shares 19,098 shares 7,265 shares 20,922 shares 8,254 shares 15,423 shares 54,668 shares 15,487 shares

Following these transactions, the Directors of the Company have total interests in ordinary shares in the capital of the Company as shown below (conditional interests being those interests in the Company’s BSRP and LTIP that are subject to performance and service related conditions):

Ken Hanna Todd Stitzer	294,084 shares 326,698 conditional interest 790,619 shares 1,035,218 conditional interest

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.4.

All transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

6 March 2009